Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces IG Copper Drill Results Including 747.4 Meters Averaging 0.49%
Copper Equivalent (0.41% Copper & 0.17 g/t Gold) at the Malmyzh Porphyry Project

Vancouver, British Columbia, January 24, 2017 (TSX Venture: EMX; NYSE MKT: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce initial results from the fall-winter drill program at the Malmyzh copper-gold porphyry project, including the longest mineralized intercept drilled to date on the property. Drill hole AMM-213 intersected 747.4 meters (108.7 -856.1 m) averaging 0.49% copper equivalent (0.41% copper and 0.17 g/t gold) principally hosted in phreatomagmatic breccias and diorite porphyries at the Freedom Northwest prospect. The hole doubled the drilled vertical extent of the Freedom Northwest system, while bottoming in mineralization. In addition, reconnaissance drilling at the Sleeper West prospect intersected a shallow zone of 109 meters averaging 0.58% copper equivalent (0.53% copper and 0.09 g/t gold) starting at 13.5 meters in hole AMM-210. Freedom Northwest and Sleeper West are not included in the current Malmyzh resource estimate, which underscores the project's additional exploration upside (see EMX news release dated May 26, 2015).

The Malmyzh exploration and mining licenses are held by IG Copper LLC ("IGC") (51%) and Freeport-McMoRan Exploration Corporation (49%) (the "Joint Venture"), with IGC operating and managing the project. EMX is IGC’s largest shareholder with 39% of the issued and outstanding shares. Please see the attached map and www.eurasianminerals.com for more information.

Exploration Results. IGC resumed exploration work, including diamond drilling, after receiving government "Project Plan" approvals in October, 2016. A priority target for follow-up drilling was the Freedom Northwest prospect, which is adjacent to the Freedom Southeast inferred resource deposit. Freedom Northwest and Freedom Southeast encompass a large area (i.e., > 4 square kilometers), and are defined as two sub-parallel, northeast trending zones of alteration and mineralization hosted in a complex assemblage of diorite porphyries, multi-stage breccias, and hornfels that are coincident with two prominent magnetic high anomalies.

Earlier drilling at the Freedom Northwest prospect was conducted on a 200 by 400 meter grid pattern, and AMM-213 was the first hole drilled to in-fill at the 200 by 200 meter pattern used to delineate the project's inferred resource deposits. AMM-213 was drilled vertically to 856.1 meters, and intersected copper-gold mineralization dominantly hosted in phreatomagmatic and magmatic breccias, as well as diorite porphyries and lesser hornfels. Previously, the deepest hole at Freedom Northwest was drilled to a maximum vertical depth of ~411 meters. Mineralized intercepts from AMM-213 are summarized in the table below (true widths unknown).

Drill Hole	From (m)	To (m)	Length (m)	CuEq %	Cu %	Au g/t
AMM-213	108.7	856.1	747.4	0.49	0.41	0.17
including	114.7	124.7	10.0	0.91	0.86	0.10
including	289.5	325.5	36.0	0.79	0.66	0.26
including	391.5	405.5	14.0	0.66	0.57	0.17
including	435.5	446.6	11.1	0.65	0.56	0.17
including	504.5	537.5	33.0	0.61	0.52	0.19
including	629.4	643.4	14.0	0.63	0.49	0.26
including	723.4	733.4	10.0	0.69	0.52	0.34
including	743.4	769.4	26.0	0.66	0.49	0.34
CuEq% = Cu% + (Au g/t x 0.5). See footnote (1) for more information.

AMM-213's 747.4 meter intercept is the longest mineralized interval drilled at Malmyzh to date. The mineralization exhibits increasing gold to copper ratios with depth, which may be a zoning pattern related to a higher grade core of the porphyry system. The hole was terminated due to drill rig and equipment limitations, and bottomed in mineralization (1.4 m interval from 854.7 -856.1 m of 0.46% copper equivalent from 0.32% copper and 0.29 g/t gold). The orientations and dimensions of the multi-phase mineralized breccias, which often occur as pipe-like bodies, are currently unknown, but have been intercepted by drilling over an area of approximately one square kilometer.

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IGC also conducted reconnaissance drilling at Sleeper, Sleeper West and North. At the Sleeper target, three vertical and two angle holes were drilled along a 1,600 meter northwest-southeast trend adjacent and sub-parallel to a broad area of magnetic highs to the west. The holes intersected a combination of phyllically altered diorite porphyry and hornfels units that were weakly to anomalously copper mineralized (i.e., < 0.1 -0.3% Cu). At Sleeper West, holes AMM-209 and AMM-210 were drilled to test a broad area covered by a copper-in-soil anomaly (100 to > 500 ppm) and magnetic anomalies, with both holes intersecting significant mineralization in altered hornfels and diorite porphyries. In particular, AMM-210 intersected a shallow zone of 109 meters averaging 0.58% copper equivalent (0.53% copper and 0.09 g/t gold) starting at 13.5 meters. AMM-210 was collared near historic Freeport vertical drill hole FMXC-05 (70 meters (14-84 m) @ 0.38% copper & 0.14 g/t gold, interpreted as true width), and was angled to extend mineralization to the southwest. At the North prospect, holes AMM-211 and AMM-212 were drilled to follow-up on mineralized holes from the 2011 campaign (AMM-30, -31, and -32), and intersected additional copper-gold mineralization. Notably, the Sleeper West and North drill holes are at prospects over two kilometers away from the nearest resource deposits, further highlighting Malmyzh's upside exploration potential. A summary table of drill intercepts for Sleeper West and North is given in the table below (reported intercepts are interpreted as true widths).

Drill Hole	From (m)	To (m)	Length (m)	CuEq %	Cu %	Au g/t	Comments
AMM-209	14.4	28.4	14.0	0.42	0.42	0.01	Sleeper West - Az 230, Incln -70, TD 391.1m.
	172.0	240.2	68.2	0.38	0.34	0.08
	318.2	359.5	41.3	0.40	0.34	0.12
AMM-210	13.5	122.5	109.0	0.58	0.53	0.09	Sleeper West - Az 230, Incln -70, TD 309.5m.
including	66.8	122.5	55.7	0.70	0.64	0.12
	172.8	260.6	87.8	0.42	0.38	0.08
AMM-211	1.9	53.9	52.0	0.40	0.39	0.04	North - Az 0, Incln -60, TD 349m.
	113.9	127.9	14.0	0.39	0.30	0.18
	145.9	313.9	168.0	0.32	0.29	0.07
AMM-212	2.0	109.0	107.0	0.44	0.42	0.04	North - Az 180, Incln -60. TD 247m.
CuEq% = Cu% + (Au g/t x 0.5). See footnote (1) for more information.

Project Status. The Joint Venture, through its Russian subsidiary Amur Minerals LLC, received approval in July, 2016 to maintain 100% control of the Malmyzh exploration and mining licenses, including production rights, and to proceed with the exploration and development of Malmyzh as a “strategically significant” deposit according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL") (see EMX news release dated July 25, 2016). SIL approval was a significant measure of government support for the project, and IGC looks forward to advancing Malmyzh and contributing to the future economic development of the Russian Far East.

Following SIL approval, the required Project Plan was submitted by the Joint Venture and approved by the appropriate government agencies. A priority of the Project Plan is the current winter exploration campaign that will include follow-up on the encouraging 2016 drill results. Of note, a key to rapid and cost efficient drilling at Malmyzh results from the Joint Venture owning drill rigs and support equipment. Historically, the Joint Venture's drilling costs have been between one-half to one-third of typical industry costs.

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Project Overview. Malmyzh is located approximately 220 kilometers northeast of the city of Khabarovsk and the nearby border with China. The project has excellent physiographic, infrastructure and logistical characteristics, and is situated in the low relief hills of the Amur River valley, which is the major shipping river in the region.

There are multiple options for transportation besides the Amur that include an adjacent paved Federal highway and regional rail facilities. As well, Malmyzh has nearby and readily available power and water sources.

The Malmyzh porphyry district occurs within a 16 by 5 kilometer intrusive corridor concealed beneath a thin veneer of soil cover. Copper-gold mineralization extends from shallow subcrop (~1 to 50 meters) to depths of more than 400 to 850 meters. The porphyry centers occur as Cretaceous-age dioritic stocks that intruded and hornfels-altered siltstone and sandstone sedimentary sequences.

Four resource deposits (i.e., Valley, Central, Freedom Southeast, and Flats) have been the focus of previous work. The Malmyzh open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper equivalent1. There are at least ten additional porphyry prospects, including Freedom Northwest, Sleeper West, and North that have undergone various degrees of reconnaissance drilling.

1Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person under NI 43-101 and managing director of Wardell Armstrong International, an independent UK based consulting company, provided the statement of Malmyzh inferred resources under NI 43-101 Standards of Disclosure for Mineral Projects and CIM definition standards. Copper equivalent was calculated as CuEq% = Cu% + (Au g/t x 0.5), and assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au. See May 26, 2015 EMX news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the CuEq calculation, exploration results, QA/QC procedures, & methodology used to estimate the Malmyzh inferred resources.

Drilling, Sampling, Assaying, and QA/QC. The Malmyzh drill samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to Irgiredmet Laboratories in Irkutsk, Russia (GOST ISO/MEK 17025 accredited) for assay and geochemical analysis. Gold was analyzed by fire assay with an AAS finish, and copper analyses were determined with aqua regia digestion and ICP AES techniques. IGC conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and duplicates.

Mr. Dean D. Turner, CPG, is a Qualified Person under NI 43-101 and consultant to the Company. Mr. Turner has reviewed, verified and approved disclosure of the technical information contained in this news release.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

EMX’s strategic investment in IGC exemplifies the Company’s recognition of an early-stage opportunity with excellent growth potential. IGC has steadily built value at Malmyzh and added quality exploration properties to its portfolio. EMX is IGC’s largest shareholder with 39% of the issued and outstanding shares (36% on a fully diluted basis) resulting from investments totaling US $9 million.

About IGC. IGC, a privately held company, is led by President and CEO Thomas E. Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Federation.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended September 30, 2016 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2015, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources
This news release uses the term “Inferred Resources”. We advise U.S. investors that while this term is defined in, and permitted by, Canadian regulations, this term is not a defined term under SEC Industry Guide 7 and not normally permitted to be used in reports and registration statements filed with the SEC. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not be converted to Mineral Reserves or form the basis of feasibility or prefeasibility studies. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves”, as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically mineable.

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Eurasian Minerals
IG COPPER
January, 2017
AMM-213: 747.4 m (108.7-856.1m)
@ 0.49% CuEq (0.41% Cu & 0.17 g/t Au)
(True width unknown)
AMM-210: 109.0 m (13.5-122.5m)
@ 0.58% CuEq (0.53% Cu & 0.09 g/t Au)
(Interpreted as true width)
Freedom (NW)
FREEDOM (SE)
334 Mt @ 0.46% CuEq
(0.34% Cu & 0.24 g/t Au)
Amur River
Sleeper West
North
AMM-204
AMM-205
AMM-206
AMM-207
AMM-208
AMM-209
AMM-211
AMM-212
Sleeper
VALLEY
1,000 Mt @ 0.41% CuEq
(0.34% Cu & 0.15 g/t Au)
CENTRAL
218 Mt @ 0.45% CuEq
(0.39% Cu & 0.12 g/t Au)
FLATS
109 Mt @ 0.38% CuEq
(0.27% Cu & 0.23 g/t Au)
CuEq% = Cu% + (0.5 * Au g/t)
Grade x thickness at a 0.3% CuEq cut-off
True width thicknesses in porphyry style mineralization
Grade (CuEq%) x Thickness (m)
> 150
100 - 150
75 - 100
50 - 75
25 - 50
10 - 25
< 10
Not assayed
Mining & Exploration Licenses
Malmyzh/Malmyzh North
Malmyzh Flanks
Deposits & Prospects
Resource deposit
Recon drilled prospect
Shallow Cover
5 m overburden contour
>15 m overburden
Malmyzh Inferred Resources (0.30 CuEq% Cut-off)
See May 26, 2015 EMX news release and SEDAR filed technical report for more information on the exploration results, QA/QC procedures, & methodology used to estimate the Malmyzh inferred resources.
N
W
E
S
0
5 km
50°0'0"
136°47'0"
49°51'0"
137°1'0"

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